UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Yimutian Inc. Announces Financial Results for the First Half of 2025

On December 30, 2025, Yimutian Inc. (the “Company”), a leading agricultural digital service company in China, announced its unaudited financial results for the six months ended June 30, 2025 (“First Half 2025”).

Revenues

	For the Six Months Ended June 30
	2024		2025
	RMB	%	RMB	US$	%
	(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Digital agricultural commerce services	76,548	94.7%	63,685	8,890	95.9%
Membership services	48,131	59.5%	43,096	6,016	64.9%
Value-added services	26,347	32.6%	18,970	2,648	28.6%
Transaction services	2,070	2.6%	1,619	226	2.4%
Other digital agricultural solutions	4,309	5.3%	2,730	381	4.1%
Total revenues	80,857	100.0%	66,415	9,271	100.0%

Our revenues decreased by 17.9% from RMB80.9 million in the six months ended June 30, 2024 to RMB66.4 million (US$9.3 million) in the same period in 2025.

Revenue from digital agricultural commerce services decreased by 16.8% from RMB76.5 million in the six months ended June 30, 2024 to RMB63.7 million (US$8.9 million) in the same period in 2025, primarily due to a decline in revenue from membership services and a decline in revenue from value-added services. Membership revenue declined in the first half of 2025 as we strategically prioritized our agricultural sourcing and trading business, reallocating resources and budgets to accelerate our retail network expansion in key production regions. This shift resulted in reduced investments in the digital agricultural commerce business, leading to a temporary decrease in related revenue. In addition, revenue from value-added services decreased, mainly attributable to our user experience enhancement initiatives, which included eliminating certain small-item fees.

Revenue from other digital agricultural solutions decreased by 36.6% from RMB4.3 million in the six months ended June 30, 2024 to RMB2.7 million (US$0.4 thousand) in the same period in 2025.

Cost of Revenues

Our cost of revenues decreased by 39.0% from RMB21.4 million in the six months ended June 30, 2024 to RMB13.1 million (US$1.8 million) in the same period in 2025. The decrease was mainly driven by the decrease in staff cost and outsourcing labor service fees in relation to sales functions.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased from RMB59.5 million in the six months ended June 30, 2024 to RMB53.4 million (US$7.4 million) in the same period in 2025. Our gross margin increased from 73.5% in the six months ended June 30, 2024 to 80.3% in the same period in 2025, which was primarily due to the decrease in our staff cost related to cost of revenues and decrease in our total revenues for the reasons discussed above.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 4.9% from RMB36.4 million in the six months ended June 30, 2024 to RMB34.7 million (US$4.8 million) in the same period in 2025, primarily due to a decrease in advertising and promotion expenses and a decrease in staff costs related to selling and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses decreased by 7.2% from RMB24.7 million in the six months ended June 30, 2024 to RMB23.0 million (US$3.2 million) in the same period in 2025, primarily due to decrease in staff cost and rental fee.

Research and Development Expenses

Our research and development expenses decreased by 5.0% from RMB15.4 million in the six months ended June 30, 2024 to RMB14.6 million (US$2.0 million) in the same period in 2025, primarily due to the decrease in staff cost relating to research and development professionals in connection with the reduced research and development workforce.

Other Income, Net

Our other income increased from RMB0.15 million in the six months ended June 30, 2024 to RMB4.2 million (US$0.6 million) in the same period in 2025, primarily due to the waiver of penalty charges by a creditor.

Net Loss

As a result of the foregoing, our net loss decreased by 14.3% from RMB17.4 million in the six months ended June 30, 2024 to RMB14.9 million (US$2.1 million) in the same period in 2025.

Net Loss Attributable to Non-controlling Interests

We hold 54.96% interest in Wuhan Yimutian Xiachuang Technology Co., Ltd. Net loss attributable to non-controlling interests changed from net income RMB1 thousand in the six months ended June 30, 2024 to RMB0.59 million (US$83 thousand) in the same period in 2025.

Liquidity

As of June 30, 2025, we had RMB1.7 million (US$0.2 million) in cash. Our cash consists primarily of cash on hand and cash at bank. As of June 30, 2025, we had net current liabilities of RMB445.8 million (US$62.2 million).

Yimutian Inc. and its wholly-owned subsidiaries and the consolidated variable interest entities are collectively referred to as “the Group.” The Group’s ability to continue as a going concern exists. Pursuant to the terms of redeemable convertible preferred share agreements, if the Company fails to complete the qualified initial public offering (“IPO”) or a trade sale in which the valuation of the Company is no less than US$800,000,000 before December 31, 2025, the redeemable convertible preferred shareholders have the rights to request the Company to redeem all of the redeemable convertible preferred shares. The aggregate redemption amount for all redeemable convertible preferred shares as of June 30, 2025, is approximately RMB1,551.5 million (US$216.6 million). On August 19, 2025, our Class A ordinary shares was listed on Nasdaq under the symbol “YMT” at an offering price of $4.1 per share.

In addition, the Group experienced recuring operating losses. For the six months ended June 30, 2025, the Group had net operating loss of RMB14.7 million (US$2.1 million).

Management’s plans for going concern:

1.	Raised funds through issuance of common stock.

2.	Reduction of right-of-use lease obligations, with the renegotiation of certain lease contracts.

3.	Reduction in manpower costs, through planned redundancy measures and workforce optimization.

4.	Borrowings from the principal shareholder, which is expected to provide liquidity support.

5.	Additional borrowings from financial institutions, including potential access to new credit facilities.

Recent Developments

On August 19, 2025, our Class A ordinary shares was listed on Nasdaq under the symbol “YMT” at an offering price of $4.1 per share.

YIMUTIAN INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and June 30, 2025
(all amounts in thousands, except share and per share data, or as otherwise noted) (Unaudited)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	2,772	1,658	231
Accounts receivable, net	733	541	76
Amounts due from related parties	3,436	3,422	478
Prepayments and other current assets	40,040	38,915	5,432
Inventory	237	876	122
Total current assets	47,218	45,412	6,339
Property and equipment	1,060	1,035	144
Right-of-use assets	9,589	6,433	898
Other non-current assets	3,156	2,693	376
Total non-current assets	13,805	10,161	1,418
Total assets	61,023	55,573	7,757

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	4,398	5,990	834
Contract liabilities, current	88,103	85,875	11,988
Bank loans	10,000	9,700	1,354
Financial liabilities	20,990	20,903	2,918
Shareholder loans, at amortized cost	248,643	266,479	37,199
Amounts due to related parties	13,079	3,579	500
Accrued expenses and other current liabilities	89,224	95,500	13,331
Operating lease liabilities, current	4,961	3,152	440
Total current liabilities	479,398	491,178	68,564
Contract liabilities, non-current	12,223	12,205	1,704
Operating lease liabilities, non-current	4,042	1,523	213
Total non-current liabilities	16,265	13,728	1,917
Total liabilities	495,663	504,906	70,481

Commitments and Contingencies	-	-	-
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value: 387,781,378 shares authorized as at December 31, 2024 and June 30, 2025, Redemption value of RMB56,098 and RMB58,301 as of December 31, 2024 and June 30, 2025, respectively)	56,098	58,301	8,139
Series B Redeemable Convertible Preferred Shares (US$0.00001 par value: 703,901,412 shares authorized as at December 31, 2024 and June 30, 2025, Redemption value of RMB787,739 and RMB807,393 as of December 31, 2024 and June 30, 2025, respectively)	787,739	807,393	112,708
Series C Redeemable Convertible Preferred Shares (US$0.00001 par value: 517,022,352 shares authorized as at December 31, 2024 and June 30, 2025, Redemption value of RMB181,992 and RMB187,344 as of December 31, 2024 and June 30, 2025, respectively)	181,992	187,344	26,152

YIMUTIAN INC.
CONSOLIDATED BALANCE SHEETS — (Continued)
As of December 31, 2024 and June 30, 2025
(all amounts in thousands, except share and per share data, or as otherwise noted) (Unaudited)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Series C-1 Redeemable Convertible Preferred Shares (US$0.00001 par value: 357,323,044 shares authorized as at December 31, 2024 and June 30, 2025, Redemption value of RMB153,660 and RMB 159,695 as of December 31, 2024 and June 30, 2025, respectively)	153,660	159,695	22,293
Series C-2 Redeemable Convertible Preferred Shares (US$0.00001 par value: 220,757,061 shares authorized as at December 31, 2024 and June 30, 2025, Redemption value of RMB189,873 and RMB197,331 as of December 31, 2024 and June 30, 2025, respectively)	189,873	197,331	27,546
Series D Redeemable Convertible Preferred Shares (US$0.00001 par value: 95,320,147 shares authorized as at December 31, 2024 and June 30, 2025, Redemption value of RMB136,115 and RMB141,461 as of December 31, 2024 and June 30, 2025, respectively)	136,115	141,461	19,747
Subscription receivable from Series B Redeemable Convertible Preferred Shares	(134,455)	(134,455)	(18,769)
Subscription receivable from Series C Redeemable Convertible Preferred Shares	(29,026)	(28,955)	(4,042)
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	(38,955)	(38,955)	(5,438)
Total mezzanine equity	1,303,041	1,349,160	188,336

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value, 5,000,000,000 shares authorized, 460,147,059 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	31	31	4
Additional paid – in capital	47,006	47,006	6,562
Accumulated other comprehensive loss	(99,395)	(99,238)	(13,853)
Accumulated deficit	(1,715,536)	(1,775,912)	(247,908)
Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.	(1,767,894)	(1,828,113)	(255,195)
Non-controlling interests	30,213	29,620	4,135
Total shareholders’ deficit	(1,737,681)	(1,798,493)	(251,060)
Total liabilities, mezzanine equity and shareholders’ deficit	61,023	55,573	7,757

YIMUTIAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Six Months Ended June 30, 2024 and 2025
(all amounts in thousands, except share and per share data, or as otherwise noted) (Unaudited)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	80,857	66,415	9,271
Cost of revenues	(21,400)	(13,058)	(1,823)
Gross profit	59,457	53,357	7,448

Operating Expenses
Selling and marketing expenses	(36,439)	(34,652)	(4,837)
General and administrative expenses	(24,743)	(22,966)	(3,206)
Research and development expenses	(15,376)	(14,607)	(2,039)
Other income, net	149	4,168	582
Operating loss	(16,952)	(14,700)	(2,052)
Interest income	6	2	-
Interest expense	(470)	(223)	(31)
Loss before income taxes and share of loss of equity	(17,416)	(14,921)	(2,083)

Income tax expense	—	—	—
Net loss	(17,416)	(14,921)	(2,083)
Net loss attributable to non-controlling interests	(1)	593	83

Net loss attributable to Yimutian Inc	(17,417)	(14,328)	(2,000)
Accretion of redeemable convertible preferred shares to redemption value	(42,677)	(46,048)	(6,428)
Net loss attributable to ordinary shareholders of Yimutian Inc.	(60,094)	(60,376)	(8,428)

Net loss	(17,416)	(14,921)	(2,083)
Other comprehensive (loss) income:
Foreign currency translation adjustment for parent company, net of nil income taxes	(158)	157	22
Total comprehensive loss	(17,574)	(14,764)	(2,061)

Net loss per ordinary share
– Basic and diluted	(0.13)	(0.13)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
– Basic and diluted	460,147,059	460,147,059	460,147,059

YIMUTIAN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Six Months Ended June 30, 2024 and 2025
(all amounts in thousands, except share and per share data, or as otherwise noted) (Unaudited)

	Attributable to owners of the parent
	Ordinary shares		Additional	Accumulated other		Total shareholders’ deficit to	Non-	Total
	Number of shares(1)	Amount	paid-in capital	comprehensive loss	Accumulated deficit	ordinary shareholders	controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	460,147,059	31	47,006	(98,963)	(1,592,359)	(1,644,285)	254	(1,644,031)
Net loss	—	—	—	—	(17,417)	(17,417)	1	(17,416)
Accretion of redeemable convertible preferred shares	—	—	—	—	(42,677)	(42,677)	—	(42,677)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(158)	—	(158)	—	(158)
Balance as of June 30, 2024	460,147,059	31	47,006	(99,121)	(1,652,453)	(1,704,537)	255	(1,704,282)

	Attributable to owners of the parent
	Ordinary shares		Additional	Accumulated other		Total shareholders’ deficit to	Non-	Total
	Number of shares(1)	Amount	paid-in capital	comprehensive loss	Accumulated deficit	ordinary shareholders	controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	460,147,059	31	47,006	(99,395)	(1,715,536)	(1,767,894)	30,213	(1,737,681)
Net loss	—	—	—	—	(14,328)	(14,328)	(593)	(14,921)
Accretion of redeemable convertible preferred shares	—	—	—	—	(46,048)	(46,048)	—	(46,048)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	157	—	157	—	157
Balance as of June 30, 2025	460,147,059	31	47,006	(99,238)	(1,775,912)	(1,828,113)	29,620	(1,798,493)
Balance as of June 30, 2025 in US	—	4	6,562	(13,853)	(247,908)	(255,195)	4,135	(251,060)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By:	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Director and Chief Financial Officer

Date: December 30, 2025